

Mail Stop 6010

June 18, 2008

Via Facsimile and U.S. Mail

Mr. Jacques Tizabi
Chief Executive Officer
Universal Detection Technology
9595 Wilshire Blvd, Suite 700
Beverly Hills, CA   90212

> **RE:** **Universal Detection Technology**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 1-09327**

Dear Mr. Tizabi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Item 8A. Controls and Procedures, page 28

1.   Please refer to prior comment 1. We note from the proposed revision included with your response that in the first paragraph under "Disclosure Controls and Procedures" you state "[y]our disclosure controls and procedures are effective". However, in the last paragraph under "(a) Management's Annual Report on Internal Control over Financial Reporting" you state "the Company's disclosure controls and procedures . . . were not effective". Please revise to correct this inconsistency. In this regard, please revise to state, if true, that you concluded that your internal control over financial reporting was not effective as of December 31, 2007.

2.   Please explain to us in greater detail the basis for management's conclusion that your disclosure controls and procedures were effective at December 31, 2007. Specifically, tell us how management considered the material weaknesses disclosed here, including material weaknesses that relate to the disclosure of information required to be disclosed in reports filed or submitted under the Exchange Act, in concluding that disclosure controls and procedures were effective at December 31, 2007. Please note this comment also applies to your disclosures in Item 4 of the Form 10-Q/A for the period ended March 31, 2008.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief